UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Amendment No  )*

Under the Securities Exchange Act of 1934

INHIBIKASE THERAPEUTICS INC

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45719W205

(CUSIP Number)

October 21, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS SP IKT HOLDINGS LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 83-18418459
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,840,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,840,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,840,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.69%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

1.	NAMES OF REPORTING PERSONS SP Soleus Holdings LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 83-1818459
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,840,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,840,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,840,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.69%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.

(a)	Name of Issuer

Inhibikase Therapeutics, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

3350 Riverwood Parkway SE, Suite 1900

Atlanta, GA 30339

Item 2.

(a)	Name of Person Filing

This statement is filed on behalf of SP IKT Holdings LLC and SP Soleus Holdings LLC (each, a “Reporting Person”).

(b)	Address of Principal Business Office, or if none, Residence

The address of the principal business office of each of the Reporting Persons is

20 Horseneck Ln.

Greenwich, CT 06880

(c)	Citizenship

Each of the Reporting Persons is a limited liability company organized under the laws of the State of Delaware.

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share (“Common Stock”)

(e)	CUSIP Number

45719W205

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d.2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership (a-b)

The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management or making, purchasing, selling and holding investments. SP Soleus Holdings LLC is the sole Member of SP IKT Holdings LLC. SP Soleus Holdings LLC is managed by a four-member board of managers, which currently includes Charles A. Davis, Stephen Friedman, David J. Wermuth and Christopher Timchak.

Action by the board of managers is by simple majority vote. No individual manager on the board of managers has voting or dispositive control over the reported securities and, therefore, no individual manager has or shares beneficial ownership of such securities and this Statement shall not be construed as an admission of beneficial ownership that any individual manager of the Reporting Person is a beneficial owner of any of the securities covered by this Statement.

The ownership percentages reported in this Statement are based on (i) 67,192,570 shares of Common Stock outstanding as of October 21, 2024, as reported by the Issuer pursuant to that certain Schedule 14F-1 filed on October 11, 2024 (giving effect to 58,310,000 shares of Common Stock sold by the Issuer pursuant to a securities purchase agreement, dated October 9, 2024, as reported by the Issuer in its Current Report on Form 8-K filed on October 10, 2024).

(c) the information contained on the cover pages to this Schedule 13G is incorporated in this statement by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2024

SP SOLEUS HOLDINGS LLC

By:	/s/ Chris Timchak
Name: Chris Timchak
Title: Vice President

SP IKT HOLDINGS LLC

By:	/s/ Chris Timchak
Name: Chris Timchak
Title: Vice President